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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.    20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   ( x )  Form 10-K    (   )  Form 20-F         (   )   Form 11-K
               (   )   Form 10-Q   (   )   Form N-SAR
     For Period Ended:  DECEMBER 31, 1994
     (   )   Transition Report on Form 10-K
     (   )   Transition Report on Form 20-F
     (   )   Transition Report on Form 11-K
     (   )   Transition Report on Form 10-Q
     (   )   Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I  -  REGISTRANT INFORMATION

     NORD RESOURCES CORPORATION
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     Full Name of Registrant

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     Former Name if Applicable


     8150 WASHINGTON VILLAGE DRIVE
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     Address of Principal Executive Office (Street and Number)

     DAYTON, OHIO 45458
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     City, State and Zip Code

PART II  -  RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

     The mining operations of Registrant's 50% owned rutile segment were suspended and all personnel were evacuated in January 1995 as a result of an armed attack by non-government forces. Due to continued military actions in and around the mine, Registrant's personnel have not been able to return to the mine. This has resulted in delays in preparation of the financial accounts of this segment and, as a result, Registrant has incurred delays in preparation of its consolidated financial accounts for the year ended December 31, 1994. This has resulted in Registrant's independent auditors not having the time necessary to complete their report (see attached letter).

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PART IV  -  OTHER INFORMATION

     ( 1 ) Name and telephone number of person to contact in regard to this notification

                 TERENCE H. LANG              513                 433-6307
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                     ( Name )            ( Area Code )      ( Telephone Number )

     ( 2 ) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                             ( x )  YES   (   )  NO

     ( 3 ) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             ( x )  YES   (   )  NO

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Results of operations for the quarter ended December 31, 1994 are expected to include a charge of $1 million for the Company's share of a settlement of a claim at the rutile segment, a $1.5 million gain realized upon final settlement of the Company's 1993 sale of 50% of the rutile segment and any entries resulting from the situation described in Part III. Although the above transactions are expected to be included in results of operations for the fourth quarter of 1994, the audit of the overall results of operations for 1994 has not yet been completed.

     Results of operations for the quarter ended December 31, 1993 included a charge of $3,100,000 for the impairment of assets, the impact of Registrant's sale of a 50% interest in its rutile segment which consists of a loss of $800,000 from early extinguishment of debt and a tax provision of $2,100,000 related to this transaction, and a tax benefit of $7,100,000 related to Registrant's foreign operations.

     Registrant anticipates that after giving effect to the above transactions, preliminary estimates indicate that the results of operations in 1994 will not differ significantly from results reported in 1993.



                           NORD RESOURCES CORPORATION
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 1995                   By:        /s/ Terence H. Lang
                                             -----------------------------------
                                             Terence H. Lang,
                                             Sr. Vice President-Finance

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March 29, 1995


Mr. Terence H. Lang
Senior Vice President - Finance and Treasurer
Nord Resources Corporation
8150 Washington Village Drive
Dayton, Ohio 45458

Dear Mr. Lang

In connection with your application on Securities and Exchange Commission Form 12b-25 - Notification of Late Filing - Form 10-K, we advise you that the delay in furnishing our report on the consolidated financial statements of Nord Resources Corporation and subsidiaries for the year ended December 31, 1994 is due to delays in completing our audit as a result of the Company's inability to complete its financial statements for the year ended December 31, 1994 on a timely basis.

Yours very truly,


s/Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Dayton, Ohio